UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 26, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

EUR35bn Global Covered Bond Programme - 26 June 2015

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: June 26, 2015

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: June 26, 2015

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

NOTICE TO COVERED BONDHOLDERS
BARCLAYS BANK PLC
1 Churchill Place
London E14 5HP
(the "Issuer")

(incorporated with limited liability in England and Wales with registered number 1026167)

€35 billion Global Covered Bond Programme
unconditionally and irrevocably guaranteed as to payments of interest and principal by BARCLAYS COVERED BONDS LLP
(the "Programme")

NOTICE OF REMEDIAL MEASURES TAKEN IN RESPECT OF THE TRS AGREEMENT AND COVERED BOND SWAP AGREEMENTS

to the holders of the outstanding Covered Bonds

1. DEFINITIONS

1.1 Capitalised terms used herein but not otherwise defined shall have the same meaning given to them in the master definitions schedule dated 18 December 2007 between, inter alios, the Issuer, Barclays Covered Bonds LLP (the "LLP") and the Citicorp Trustee Company Limited, as from time to time amended, varied, novated or supplemented (the "Master Definitions Schedule").

2. DEED OF UNDERTAKING

2.1 On 16 June 2015, Barclays Bank PLC ("Barclays") entered into a deed of undertaking (the "Deed of Undertaking") in favour of the LLP whereby Barclays undertook to the LLP that it would, following the occurrence of an S&P Rating Event under the TRS Agreement and all Covered Bond Swap Agreements to which Barclays is the swap counterparty (together, the "Relevant Swap Agreements"), implement "replacement option 2" as set out in the rating criteria published by S&P on 25 June 2013 entitled "Counterparty Risk Framework Methodology and Assumptions" (the "S&P Criteria").

2.2 Following the downgrade of the long-term rating of Barclays by S&P to A- on 9 June 2015, Barclays has implemented the remedial measures required under "replacement option 2" of the S&P Criteria by way of the posting of collateral to the LLP on 19 June 2015.

3. AGREEMENTS AVAILABLE FOR INSPECTION

3.1 A copy of the Deed of Undertaking will be available for inspection at the specified office of the Issuer set out at paragraph 4 below with effect from 26 June 2015 and at the specified office of the Paying Agent, currently located at Citigroup Centre, Canada Square, London, E14 5LB, United Kingdom.

4. FURTHER INFORMATION

For further information regarding the matters set out in this notice, please contact:

Barclays Treasury
1 Churchill Place
London E14 5HP

This notice does not constitute or form part of any offer to sell or the solicitation of an offer to subscribe for or otherwise acquire any securities.

Dated: 26 June 2015